Exhibit 99.1

Update on Clinical Milestone - CytoMed Therapeutics Announces First Patient Dosed in its First-in-Human Phase I Clinical Trial of Allogeneic CAR-Gamma Delta T Cell Therapy in Patients with Advanced Solid Tumours or Haematological Malignancies

SINGAPORE, November 20 2024 — Further to an announcement on October 7, 2024, CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based biopharmaceutical company focused on harnessing its proprietary technologies to develop novel donor blood-derived, cell-based allogeneic therapies for the treatment of blood and solid cancers, is pleased to announce that the first patient has been dosed in its first-in-human Phase I dose-escalation clinical trial (NCT05302037) (“ANGELICA Trial”). This trial has been registered with and has received clinical trial authorisation from the Health Sciences Authority in Singapore.

The ANGELICA Trial evaluates allogeneic NKG2DL-targeting chimeric antigen receptor-grafted (CAR) gamma delta T cells (CTM-N2D) in patients with advanced solid tumours or haematological malignancies. Refer to Form 6K announcement on October 7, 2024.

“Dosing the first patient in the ANGELICA Trial, CytoMed has reached a significant milestone as a clinical stage biopharma,” says Chairman Peter Choo. “The ANGELICA Trial aims to assess the safety and potential efficacy of an allogeneic CAR-T therapy patients with advanced solid tumours or haematological malignancies.”

This is different from the current CAR-T cell therapy that typically involves taking patient’s blood cells and modifying these cells by grafting an artificial protein, known as a chimeric antigen receptor, on the surface of T cells, a type of white blood cells. The modified T cells are then re-infused into the patient to target and destroy cancer cells. Unlike chemotherapy which targets all actively dividing cells including healthy ones, CAR-T cells specifically recognise targets present on cancer cells (antigens) to kill them, thus sparing most healthy cells.

The ANGELICA Trial taps on blood drawn from eligible donors, potentially improving the quality of CAR-T cells, reducing production costs and increasing patients’ accessibility to therapy.

CytoMed’s ANGELICA Trial uses a subtype of T cells known as gamma delta T cells which can be derived from donors, expanded, modified and infused into unrelated patients without the need for donor-patient compatibility matching.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. CytoMed is a biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG,on LinkedIn, and Facebook

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s expectations regarding the impact of future COVID-19 outbreak on its business, the Company’s industry and the economy; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact :

CytoMed Therapeutics Limited

enquiry@cytomed.sg

Attention : Evelyn Tan, Chief Corporate Officer